Tidal Commodities Trust I

234 West Florida Street, Suite 203

Milwaukee, WI 53204

VIA EDGAR

October 24, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Commodities Trust I
Request to Withdraw Registration Statement on Form S-1
File No. 333-276125

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Tidal Commodities Trust I (the “Company”) hereby requests that, effective as of October 24, 2025 or as soon thereafter as practicable, the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, as amended (File No. 333-276125), together with all exhibits thereto (collectively, the “Registration Statement”), relating to the 7RCC Spot Bitcoin and Carbon Credit Futures ETF. The Registration Statement was originally filed on December 18, 2023 and subsequently amended on October 7, 2024, December 20, 2024 and March 17, 2025. The Company confirms that no securities have been or will be issued or sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require any further information, please contact the Company’s counsel, Eversheds Sutherland (US) LLP, by calling Eric Simanek at (202) 220-8412 or emailing at ericsimanek@eversheds-sutherland.us.

Very truly yours,

Tidal Commodities Trust I

By:	/s/ Guillermo Trias
Guillermo Trias
Principal Executive Officer of the Sponsor, Tidal Investments LLC